UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

REVANCE THERAPEUTICS, INC.

(Name of Subject Company (issuer))

REBA MERGER SUB, INC.

(Offeror)

a wholly-owned subsidiary of

CROWN LABORATORIES, INC.

(Parent of Offeror)

CROWN HOLDINGS INTERCO LLC

(Other)

CROWN LABORATORIES HOLDINGS, INC.

(Other)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common stock, $0.001 par value per share

(Title of Class of Securities)

761330109

(CUSIP Number of Class of Securities)

Shellie Hammock

Executive Vice President and General Counsel

Crown Laboratories, Inc.

207 Mockingbird Lane

Johnson City, TN 37604

Telephone: (423) 926-4413

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Pippa Bond, P.C. Van Whiting Kirkland & Ellis LLP 2049 Century Park East, Suite 3700 Los Angeles, CA 90067 Telephone: (310) 552-4200	Julia Danforth Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 Telephone: (212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on December 12, 2024 (as it may be amended from time to time, the “Schedule TO”) by Reba Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of Crown Laboratories, Inc., a Delaware corporation (“Crown”). The Schedule TO relates to the offer by Merger Sub to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Revance Therapeutics, Inc., a Delaware corporation (the “Company”), at a purchase price of $3.10 per Share, net to the stockholder in cash without interest and less any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 12, 2024 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as set forth in this Amendment, the information set forth in the Schedule TO and the exhibits thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO or the Offer to Purchase, as applicable.

Items 1 through 9 and Item 11.

The Offer to Purchase, the Form of Letter of Transmittal, the Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase and the related Letter of Transmittal, are hereby amended and supplemented as follows:

(a)

by adding the following new sub-heading and paragraphs immediately following the end of the last paragraph in Section 16 — “Certain Legal Matters; Regulatory Approvals” on page 67 of the Offer to Purchase:

“Certain Litigation.

As of January 2, 2025, two (2) complaints have been filed in New York state court, each relating to the Merger. On December 17, 2024, a purported stockholder of Revance filed a lawsuit in Supreme Court of the State of New York, County of New York against Revance and its directors, captioned Matthew Wright v. Revance Therapeutics, Inc. et al., Index No. 659713/2024 (the “Wright Complaint”). On December 18, 2024, a purported stockholder of Revance filed a lawsuit in the Supreme Court of the State of New York, County of New York against Revance and its directors, captioned Anthony Malone v. Revance Therapeutics, Inc., et al., Index No. 659729/2024 (the “Malone Complaint” and, together with the Wright Complaint, the “Complaints”). The Complaints allege that the Schedule 14D-9 issued in connection with the Merger omits material information and contains misleading disclosures and, as a result, asserts causes of action against all defendants for (i) negligent misrepresentation and concealment in violation of New York common law; and (ii) negligence in violation of New York common law. The Complaints seek, among other things, (i) injunctive relief preventing the consummation of the transactions contemplated by the A&R Merger Agreement; (ii) rescission or actual or punitive damages in the event the transactions contemplated by the A&R Merger Agreement have been consummated; and (iii) an award of plaintiff’s expenses, including attorneys’ and experts’ fees. Revance has also received certain demand letters from purported stockholders of Revance making similar assertions as the Complaints (the “Letters”).

Additional lawsuits may be filed against Revance, the Revance Board, and/or Crown and/or Merger Sub in connection with the transactions contemplated by the A&R Merger Agreement, the Offer and the Schedule 14D-9. If additional similar complaints are filed, absent new or different allegations that are material, Revance will not necessarily announce such additional filings. No assurances can be made as to the outcome of such lawsuits, the Complaints or the Letters. However, in order to alleviate the costs, risks and uncertainties inherent in litigation, Revance has provided supplemental disclosures related to the proposed Transactions, all of which are set forth in Revance’s Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Revance with the SEC on January 2, 2025 (the “Supplemental Disclosures”). The Supplemental Disclosures should not be regarded as an indication that any of Revance, Crown, Merger Sub or their respective affiliates, officers, directors or other representatives, or any recipient of this information, considered or now considers the information contained in the Supplemental Disclosures to be material. Rather, Revance believes that the disclosures set forth in the Schedule 14D-9 comply fully with all applicable laws and that the allegations contained in the Complaints and the Letters are without merit, and denies that any additional disclosures are or were required under any applicable federal or state law, rule or regulation.”

(b)	by amending and restating the information set forth in the second paragraph in Section 9 — “Source and Amount of Funds” on page 25 of the Offer to Purchase in its entirety to read as follows:

“Financing. The obligation of Crown and Merger Sub to consummate the Offer and the Merger is not subject to any financing condition. In connection with the financing of the Offer and the Merger, Hildred Perennial Partners I, LP, Hildred Capital Co-Invest-REBA, LP, Hildred Equity Partners III, LP and Hildred Equity Partners III-A, LP (collectively, the “Guarantors”) and Crown have entered into an amended and restated equity commitment letter, dated as of December 7, 2024 (which amends, restates and supersedes the equity commitment letter entered into on August 11, 2024 by Crown, the Guarantors and Hildred Equity Partners II, LP, Hildred Equity Associates II, LP, Hildred Equity Partners II-FR, LP and Hildred Equity Partners II-A, LP) (the “Equity Commitment Letter”), pursuant to which the Guarantors have agreed to provide Crown with an equity and/or debt commitment of up to $402 million in cash (the “Commitment”), subject to the terms and satisfaction of certain customary conditions set forth therein, including (i) the satisfaction or waiver by Crown of each of the conditions to Parent’s and Merger Sub’s obligations to consummate the Transactions under Annex I of the A&R Merger Agreement as of the expiration of the Offer and with respect to the Merger set forth in Section 9.1 of the A&R Merger Agreement (in each case, other than those conditions that by their terms are to be satisfied as of the Acceptance Time or the closing of the Merger (the “Closing”), as applicable, each of which is capable of being satisfied or waived at the Acceptance Time or the Closing, as applicable), (ii) the substantially contemporaneous consummation of the Offer at the Acceptance Time (assuming the funding of the Commitment) in accordance with the terms of the A&R Merger Agreement, and (iii) the funding of the Debt Financing (as defined below) (or the receipt of irrevocable confirmation by the debt financing sources in writing to Parent that the Debt Financing will be funded in full at the Closing) on the terms set forth in the Debt Commitment Letter (or, if alternative debt financing is being used in accordance with Section 8.3(c) of the A&R Merger Agreement such alternative debt financing on the terms set forth in the Debt Commitment Letter with respect thereto) prior to or contemporaneously with such funding by the Guarantors (the “Equity Financing”). In addition, as described below under “Debt Financing,” Crown and Crown Holdings received an amended and restated debt commitment letter, dated as of December 7, 2024 (which we refer to as the “Debt Commitment Letter”), from Ares Capital Management LLC (“Ares Capital” and together with any other lending institutions that become a party thereto in accordance with the terms thereof, the “Debt Commitment Parties”), which amends and restates and supersedes in its entirety the debt commitment letter, dated as of August 11, 2024, to provide, subject to the conditions set forth in the Debt Commitment Letter, to Crown, Bellus Medical, LLC, a Texas limited liability company and wholly owned subsidiary of Crown (“Bellus”), StriVectin Operating Company, Inc., a Delaware corporation and wholly owned subsidiary of Crown (“StriVectin”), and Niadyne, Inc., a Delaware corporation and wholly owned subsidiary of Crown (“Niadyne”) (each of Crown, Bellus, StriVectin and Niadyne, in their respective capacities as borrower thereunder, the “Borrower” and collectively, the “Borrowers”), the Credit Facilities (as defined below), each of which is expected to be drawn at the closing of the Credit Facilities for the purpose of financing the Offer and the Merger, paying related fees and expenses and refinancing certain debt of the Borrowers and Revance (such committed debt financing, the “Debt Financing”).”

(c)	by amending and restating the information set forth in the sixth paragraph in Section 9 — “Source and Amount of Funds” on page 26 of the Offer to Purchase in its entirety to read as follows:

“The obligations of the Guarantors under the Limited Guarantee are subject to an aggregate cap equal to $21,059,000.00 (the “Cap”) and do not contain any other material conditions.”

(d)

by inserting the below new paragraphs in Section 9 — “Source and Amount of Funds” on page 27 of the Offer to Purchase immediately following the final paragraph of Section 9 and prior to the beginning of Section 10.

“Debt Financing.

The commitments of the Debt Commitment Parties with respect to the Credit Facilities expire upon the earliest to occur of (i) the termination of the A&R Merger Agreement in accordance with its terms, (ii) consummation of the Merger with or without the funding of the Credit Facilities and (iii) 11:59 p.m., New York City time, on the fifth (5th) business day following the Outside Date (as defined in the A&R Merger Agreement). The documentation governing the Debt Financing has not been finalized and, accordingly, the actual terms of the debt financing may differ from those described in this Offer to Purchase. Each of Crown Holdings and Crown has agreed to use its reasonable best efforts to arrange the debt financing on the terms and conditions described in the Debt Commitment Letter. If any portion of the debt financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, each of Crown Holdings and Crown must use its reasonable best efforts to promptly arrange and obtain alternative financing from alternative sources in an amount sufficient to consummate the Merger (taking into account all other then-available financing sources).

Although the debt financing described in this Offer to Purchase is not subject to a due diligence condition or “market out,” such financing may not be considered assured. In such event, Hildred Capital has guaranteed certain of Crown Holdings’ and Crown’s respective covenants, agreements, obligation and liabilities under the A&R Merger Agreement.

Credit Facilities. The availability of the Credit Facilities is subject to, among other things, the concurrent purchase of Shares in the Offer and the concurrent consummation of the Merger in accordance with the A&R Merger Agreement without any material amendment, waiver or modification of any of the provisions thereof that are materially adverse to the Debt Commitment Parties without the consent of the Debt Commitment Parties, the refinancing of certain of the Borrowers’ existing debt as described in the Debt Commitment Letter, the equity contribution (as described in the Debt Commitment Letter), the absence of a “Company Material Adverse Effect” (as defined in the A&R Merger Agreement and as described below in Section 11—“The A&R Merger Agreement; Other Agreements”), solvency of Crown Holdings and its subsidiaries on a consolidated basis after giving effect to the funding of the Credit Facilities, payment of required fees and expenses, delivery of certain historical financial information and projections, delivery of documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, the creation and perfection of certain security interests, the accuracy of specified A&R Merger Agreement representations and specified representations in all material respects, and the negotiation, execution and delivery of definitive documentation. The Credit Facilities will consist of (i) a $467 million senior secured first lien term loan credit facility with a term of six (6) years (which we refer to as the “First Lien Facility”) and (ii) a $375 million senior secured second lien term loan credit facility with a term of six (6) years and ninety-one (91) days (which we refer to as the “Second Lien Facility” and together with the First Lien Facility, the “Credit Facilities”).

Roles. Ares Capital has been appointed as lead arranger and bookrunner for the Credit Facilities. Ares Capital Corporation (“ARCC”) has been appointed as administrative agent and collateral agent for the Credit Facilities (which we refer to, in such capacities, as the “Administrative Agent”).

Interest Rate. The First Lien Facility is expected to bear interest, at the Borrowers’ option, at a rate per annum equal to (i) Term SOFR plus 5.75% or (ii) an alternate base rate plus 4.75%. The Second Lien Facility is expected to bear interest at a rate per annum equal to 16.00%. Term SOFR means the secured overnight financing rate as administered by the Federal Reserve Bank of New York, for a period of (as selected by the Borrowers) one (1), three (3) or six (6) months. At the Borrowers’ option, (x) from the closing date of the Credit Facilities through the date that is eighteen (18) months after the closing date of the Credit Facilities, up to 100% of the interest payable on the Second Lien Facility may be paid in kind by being capitalized and added to the aggregate principal amount outstanding under the Second Lien Facility (the “PIK Interest”), (y) from the date that is eighteen (18) months after the closing date of the Credit Facilities through the date that is thirty (30) months after the closing date of the Credit Facilities, up to 50% of the interest payable on the Second Lien Facility may be paid as PIK Interest and (z) thereafter, up to 33.33% of the interest payable on the Second Lien Facility may be paid as PIK Interest. Because the applicable Term SOFR or alternate base rates are not currently known, the effective interest rate of the First Lien Facility cannot currently be determined for the life of the First Lien Facility. Further, because the amount of interest on the Second Lien Facility that the Borrowers elect to pay in kind (by capitalizing it and adding it to the outstanding principal balance of the Second Lien Facility) is not currently known, the effective interest rate of the Second Lien Facility cannot currently be determined for the life of the Second Lien Facility.

Prepayments. The Borrowers will be permitted to make voluntary prepayments with respect to the First Lien Facility at any time, subject to a prepayment premium of (i) 3.00%, if such prepayment is made prior to the first anniversary of the closing date of the Credit Facilities, (ii) 2.00%, if such prepayment is made on or after the first anniversary of the Closing Date and prior to the second anniversary of the closing date of the Credit Facilities and (iii) 1.00%, if such prepayment is made on or after the second anniversary of the closing date of the Credit Facilities and prior to the third anniversary of the closing date of the Credit Facilities. The Borrowers will be permitted to make voluntary prepayments with respect to the Second Lien Facility at any time, subject to a prepayment premium of (x) the discounted present value of all interest payments that would have been made from the date of such prepayment to and including the second anniversary of the closing date of the Credit Facilities plus 2.00%, if such prepayment is made prior to the second anniversary of the closing date of the Credit Facilities, (y) 2.00%, if such prepayment is made on or after the second anniversary of the closing date of the Credit Facilities and prior to the third anniversary of the closing date of the Credit Facilities and (z) 1.00%, if such prepayment is made on or after the third anniversary of the closing date of the Credit Facilities and prior to the fourth anniversary of the closing date of the Credit Facilities. The remaining aggregate principal amount of the loans under the Credit Facilities will be due on their respective maturity dates.

Guarantors. All obligations under the Credit Facilities will be guaranteed by Crown Holdings and certain existing and future direct and indirect subsidiaries of Crown Holdings, including Revance, subject to certain limitations.

Security. Subject to (x) a customary intercreditor agreement to be entered into by the Administrative Agent (as administrative agent pursuant to the First Lien Facility and the Second Lien Facility) and the agent under the Borrowers’ existing asset-based lending facility (the “Existing ABL”) and (y) a customary intercreditor agreement to be entered into by the Administrative Agent (as administrative agent pursuant to the First Lien Facility and the Second Lien Facility) (collectively, the “Intercreditor Agreements”), the obligations of the Borrowers and the guarantors under the First Lien Facility will be secured, subject to permitted liens and other agreed upon exceptions, by a perfected security interest in all of the Borrowers’ and each guarantor’s existing or after-acquired tangible and intangible personal property and material fee-owned real property, as well as all of the capital stock of the Borrowers and certain capital stock (collectively, the “Collateral”). Subject to the Intercreditor Agreements, the obligations of the Borrowers and the guarantors under the Second Lien Facility will be secured, subject to permitted liens and other agreed upon exceptions, by a perfected security interest in all of the Collateral. The Existing ABL shall have priority liens on certain Existing ABL priority collateral, with the First Lien Facility and Second Lien Facility having junior liens on such Collateral. The First Lien Facility will have priority liens on certain term loan priority Collateral, with the Second Lien Facility and Existing ABL having junior liens on such Collateral. If certain security is not provided at closing despite the use of commercially reasonable efforts to do so, the delivery of such security will not be a condition precedent to the availability of the Credit Facilities on the closing date of the Credit Facilities, but instead will be required to be delivered following the closing date of the Credit Facilities pursuant to arrangements to be mutually agreed.

Other Terms. The Credit Facilities will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and consolidations, prepayments of subordinated indebtedness, liens and dividends and other distributions. The Credit Facilities will also include a financial maintenance covenant consisting of a total net leverage ratio test and specified liquidity levels and customary events of default including a change of control to be defined.

This summary is qualified in its entirety by reference to the full text of the Debt Commitment Letter, a copy of which has been filed as Exhibit (b)(1) to the Schedule TO and which is incorporated herein by reference.

Other than as discussed in this Section 9, there are no alternative financing arrangements or alternative financing plans.”

(e)	by replacing the capitalized term “Financing Sources” on pages 26 and 58 of the Offer to Purchase with the term “debt financing sources.”

(f)	by amending and restating the information set forth in the fourth paragraph in Section 9 — “Source and Amount of Funds” on page 26 of the Offer to Purchase in its entirety to read as follows:

“This summary is qualified in its entirety by reference to the full text of the Equity Commitment Letter, a copy of which has been filed as Exhibit (d)(7) to the Schedule TO and which is incorporated herein by reference.”

(g)	by amending and restating the information set forth in the last paragraph in Section 9 — “Source and Amount of Funds” on page 27 of the Offer to Purchase in its entirety to read as follows:

“This summary is qualified in its entirety by reference to the full text of the Limited Guarantee, a copy of which has been filed as Exhibit (d)(9) to the Schedule TO and which is incorporated herein by reference.”

(h)

by amending and restating the information set forth in the second, third, and fourth sentences of the first paragraph in Section 11 — “The A&R Merger Agreement; Other Agreements—A&R Merger Agreement” on page 35 of the Offer to Purchase in its entirety to read as follows:

“The summary is qualified in its entirety by reference to the A&R Merger Agreement itself which has been filed as Exhibit (d)(2) to the Schedule TO and is incorporated herein by reference. Copies of the A&R Merger Agreement and the Schedule TO, and any other filings that Crown or Merger Sub makes with the SEC with respect to the Offer, may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Crown, Merger Sub and Certain Related Parties” Stockholders and other interested parties should read the A&R Merger Agreement for the full text of the provisions summarized below.”

(i)

by amending and restating the information set forth in the fourth paragraph in Section 10 — “Background of the Offer; Past Contacts or Negotiations with Revance—Background of the Offer” on page 27 of the Offer to Purchase in its entirety to read as follows:

“On January 29, 2024, Hildred Capital, the majority shareholder of Crown, executed a non-disclosure agreement with Revance (the “Hildred NDA”) in connection with its consideration of a potential strategic transaction with, or investment in, Revance. The Hildred NDA was negotiated on Hildred Capital’s non-disclosure agreement form and contained customary terms, including a limited standstill providing that Hildred Capital may not, among other things, (i) solicit proxies to vote or seek to advise any person with respect to the voting of any of Revance’s securities, (ii) make any proposal to seek representation on the Revance Board, and (iii) instigate, encourage or assist any third party or enter into any discussions or agreements with any third party with respect to the actions set forth in clauses (i) and (ii). The Hildred NDA also included “don’t ask don’t waive” provisions with respect to the limited standstill provisions. The “don’t ask don’t waive” provision included an exception for Hildred Capital to make direct private solicitations directly to the Revance Board after making the same solicitation to Revance management.”

(j)

by amending and restating the information set forth in the twenty-eighth paragraph in Section 10 — “Background of the Offer; Past Contacts or Negotiations with Revance—Background of the Offer” on page 29 of the Offer to Purchase in its entirety to read as follows:

“Between July 29, 2024 and August 11, 2024, representatives of Skadden and Kirkland resolved the open terms in the Original Equity Commitment Letter and Original Limited Guarantee, including (i)

with respect to certain consent rights and termination rights and (ii) aligning certain terms with the terms of the Original Merger Agreement and the Original Debt Commitment Letter.”

(k)

by amending and restating the information set forth in the thirtieth paragraph in Section 10 — “Background of the Offer; Past Contacts or Negotiations with Revance—Background of the Offer” on page 29 of the Offer to Purchase in its entirety to read as follows:

“Between August 5 and August 11, 2024, representatives of Skadden and Kirkland resolved certain open terms in the draft Original Merger Agreement, including the termination fees, the debt financing covenants and the treatment of Revance equity awards for non-executive officer employees.”

(l)

by amending and restating the information set forth in the thirty-third paragraph in Section 10 —“Background of the Offer; Past Contacts or Negotiations with Revance—Background of the Offer” on page 30 of the Offer to Purchase in its entirety to read as follows:

“Between August 7, 2024 and August 11, 2024, representatives of Skadden and Kirkland resolved non-material open terms in the Credit Agreement Amendment, including the conditionality to the debt commitment.”

(m)

by amending and restating the information set forth in the forty-ninth paragraph in Section 10 —“Background of the Offer; Past Contacts or Negotiations with Revance—Background of the Offer” on page 31 of the Offer to Purchase in its entirety to read as follows:

“On October 24, 2024, Revance and Teoxane entered into the Sixth Amendment. The Sixth Amendment, among other things, (i) established minimum purchase commitments through 2029, (ii) updated and clarified certain branding guidelines, (iii) established a marketing task force to review promotional materials, (iv) established a medical education task force to promote the exchange of best practices, (v) deemed the breach of certain provisions under the Distribution Agreement material breaches for purposes of early termination, including the failure to adhere to branding guidelines and timely delivery of certain reports and (vi) amended Revance’s minimum and maximum buffer stock requirements to align with Revance’s new purchase commitments. Concurrent with the Sixth Amendment, Revance and Teoxane entered into the ANZ Distribution Agreement, pursuant to which Teoxane will act as Revance’s exclusive distributor and licensee in Australia and New Zealand of certain products containing DaxibotulinumtoxinA-lanm, including DAXXIFY®, for (i) the promotion of temporary improvements in appearance of glabellar lines and other indications related to altering cosmetic appearance and (ii) the treatment of cervical dystonia. The ANZ Distribution Agreement would continue in full force and effect until December 31, 2040.”

(n)

by amending and restating the information set forth in the fifty-fourth paragraph in Section 10 —“Background of the Offer; Past Contacts or Negotiations with Revance—Background of the Offer” on page 32 of the Offer to Purchase in its entirety to read as follows:

“Also on October 30, 2024, Revance received a non-binding term sheet from Crown which included amended transaction key terms (the “October 30 Proposal”), including, among other things, (i) a payment to stockholders at Closing of $2.25 per share in cash (the “$2.25 Share Amount”), (ii) $0.50 per share in cash to be held back to cover all costs and expenses in connection with all stockholder litigation related to the A&R Merger Agreement and transactions contemplated thereby (the “Litigation Holdback”), (iii) a contingent value right payment tied to certain performance metrics related to the Distribution Agreement for an aggregate value up to $3.25 per share (the “$3.25 CVR”) and (iv) a limited release of claims related to the A&R Merger Agreement. Any portion of the $3.25 CVR that would become payable in accordance with the October 30 Proposal would be payable only once within 45 days of the end of the remaining term of the Distribution Agreement, and no portion of the $3.25 CVR would be payable (y) if the Distribution Agreement is terminated for any reason or (z) if net sales are below a specified amount for any of the remaining contract years. Subject to the preceding terms, a portion of the $3.25 CVR would become payable upon the occurrence of (i) Revance satisfying certain purchase and inventory requirements without breaching the buffer stock requirement and (ii) Revance meeting certain net sales targets.”

(o)

by amending and restating the information set forth in the fifty-eighth paragraph in Section 10 —“Background of the Offer; Past Contacts or Negotiations with Revance—Background of the Offer” on page 32 of the Offer to Purchase in its entirety to read as follows:

“On November 4, 2024, Revance sent Crown a non-binding counter proposal to the October 30 Proposal (the “November 4 Proposal”) which included, among other things, (i) a payment to stockholders at Closing of $5.50 per share in cash and (ii) a contingent value right payment for an aggregate value up to $2.00 per share (the “$2.00 CVR”). A portion of the $2.00 CVR would be payable to stockholders each year from January 1, 2025 to December 31, 2029, provided that the Distribution Agreement was not terminated for the failure of Revance to comply with the maximum buffer stock requirements.”

(p)	by amending and restating the information set forth in the penultimate paragraph in Section 15 — “Conditions of the Offer” on page 65 of the Offer to Purchase in its entirety to read as follows:

“The foregoing conditions are for the sole benefit of Crown and Merger Sub and, subject to the terms and conditions of the A&R Merger Agreement and the applicable rules and regulations of the SEC, may be waived by Crown and Merger Sub, in whole or in part at any time and from time to time prior to the expiration of the Offer, in their reasonable judgment (except for the Minimum Condition and clause (viii) above, which may not be waived by Crown or Merger Sub). The failure by Crown, Merger Sub or any other affiliate of Crown at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Notwithstanding the foregoing, if an Offer Condition is triggered by events that occur during the offer period and before the expiration of the Offer (as it may be extended in accordance with the terms and conditions of the A&R Merger Agreement), we will as promptly as practicable, notify stockholders of our determination as to whether to: (i) waive or modify the applicable Offer Condition(s) and continue the Offer; or (ii) terminate the Offer, rather than waiting until the end of the offer period, unless the condition is one where the satisfaction of the condition may be determined only upon expiration of the Offer.”

(q)

by amending and restating the information set forth in the third paragraph in Section 16 — “Certain Legal Matters; Regulatory Approvals—Antitrust Compliance” on page 66 of the Offer to Purchase in its entirety to read as follows:

“Notwithstanding the termination of the applicable waiting period under the HSR Act, any state or private party may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer which may result in the Legal Restraint Condition not being satisfied. See Section 15 — ‘Conditions of the Offer.’”

(r)	by amending and restating the information set forth in the penultimate paragraph in Section 17 — “Appraisal Rights” on page 68 of the Offer to Purchase in its entirety to read as follows:

“The foregoing discussion is not a complete statement of the law pertaining to appraisal rights of stockholders and beneficial owners under the DGCL, and is qualified in its entirety by reference to Section 262 of the DGCL. The preservation and proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. Failure to timely and properly comply with the procedures of Section 262 of the DGCL will result in the loss of appraisal rights. More information regarding Section 262 of the DGCL is set forth in the Schedule 14D-9, which is being mailed to Revance stockholders together with the Offer materials (including this Offer to Purchase and the related Letter of Transmittal). Additionally, the full text of Section 262 of the DGCL may be accessed without subscription or cost at the Delaware Code Online (available at delcode.delaware.gov/title8/c001/sc09/index.html#262). The foregoing summary does not constitute any legal or other advice and does not constitute a recommendation that Revance’s stockholders or beneficial owners exercise their appraisal rights under Section 262 of the DGCL.”

(s)	by amending and restating the information set forth in the first sentence of the first paragraph in Section 19 — “Miscellaneous” on page 69 of the Offer to Purchase in its entirety to read as follows:

“The making of the Offer in jurisdictions other than the U.S. may be restricted or prohibited by law. We are not currently aware of any jurisdiction where the making of the Offer is restricted or prohibited by law. If we become aware of any such restriction or prohibition on the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply or seek to have such prohibition or restriction declared inapplicable to the Offer. If, after a good faith effort, we cannot comply, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that jurisdiction. If you are in any doubt as to your eligibility to participate in the Offer, you should contact your professional adviser immediately.”

(t)

by amending and restating the information set forth in the second sentence of the first paragraph in Section 11 — “The A&R Merger Agreement; Other Agreements—Other Agreements—Support Agreement” on page 59 of the Offer to Purchase in its entirety to read as follows:

“The following summary of the Support Agreement is qualified in its entirety by reference to the Support Agreement, a copy of which is filed as Exhibit (d)(4) to the Schedule TO and is incorporated herein by reference.”

(u)

by amending and restating the information set forth in the last paragraph in Section 11 — “The A&R Merger Agreement; Other Agreements—Other Agreements—Confidentiality Agreement” on page 61 of the Offer to Purchase in its entirety to read as follows:

“This summary of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (d)(5) to the Schedule TO and is incorporated herein by reference.”

(v)	by amending and restating the information set forth in the first sentence in Section 15 — “Conditions of the Offer” on page 63 of the Offer to Purchase in its entirety to read as follows:

“For purposes of this Section 15, capitalized terms used in this Section 15 and defined in the A&R Merger Agreement have the meanings set forth in the A&R Merger Agreement, a copy of which is filed as Exhibit (d)(2) of the Schedule TO and is incorporated herein by reference.”

(w)	by amending and restating the information set forth in the first sentence of the penultimate paragraph on page 2 of the Form of Letter of Transmittal in its entirety to read as follows:

“THE MAKING OF THE OFFER IN JURISDICTIONS OTHER THAN THE U.S. MAY BE RESTRICTED OR PROHIBITED BY LAW. WE ARE NOT CURRENTLY AWARE OF ANY JURISDICTION WHERE THE MAKING OF THE OFFER IS RESTRICTED OR PROHIBITED BY LAW. IF WE BECOME AWARE OF ANY SUCH RESTRICTION OR PROHIBITION ON THE MAKING OF THE OFFER OR THE ACCEPTANCE OF THE SHARES, WE WILL MAKE A GOOD FAITH EFFORT TO COMPLY OR SEEK TO HAVE SUCH PROHIBITION OR RESTRICTION DECLARED INAPPLICABLE TO THE OFFER. IF, AFTER A GOOD FAITH EFFORT, WE CANNOT COMPLY, WE WILL NOT MAKE THE OFFER TO, NOR WILL WE ACCEPT TENDERS FROM OR ON BEHALF OF, THE HOLDERS OF SHARES IN THAT JURISDICTION. IF YOU ARE IN ANY DOUBT AS TO YOUR ELIGIBILITY TO PARTICIPATE IN THE OFFER, YOU SHOULD CONTACT YOUR PROFESSIONAL ADVISER IMMEDIATELY.”

(x)

by amending and restating the information set forth in the first sentence of the last paragraph on page 2 of the Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees in its entirety to read as follows:

“The making of the Offer in jurisdictions other than the U.S. may be restricted or prohibited by law. We are not currently aware of any jurisdiction where the making of the Offer is restricted or prohibited by law. If we become aware of any such restriction or prohibition on the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply or seek to have such prohibition or restriction declared inapplicable to the Offer. If, after a good faith effort, we cannot comply, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that jurisdiction. If you are in any doubt as to your eligibility to participate in the Offer, you should contact your professional adviser immediately.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(b)(1)*	Amended and Restated Debt Commitment Letter, dated as of December 7, 2024 from Ares Capital Management LLC to Crown Laboratories, Inc. and Crown Laboratories Holdings, Inc.

*	Filed herewith.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 2, 2025	REBA MERGER SUB, INC.

/s/ Jeffery A. Bedard
Name: Jeffery A. Bedard
Title: Chief Executive Officer

CROWN LABORATORIES, INC.

/s/ Jeffery A. Bedard
Name: Jeffery A. Bedard
Title: Chief Executive Officer

CROWN HOLDINGS INTERCO LLC

/s/ Jeffery A. Bedard
Name: Jeffery A. Bedard
Title: Chief Executive Officer

CROWN LABORATORIES HOLDINGS, INC.

/s/ Jeffery A. Bedard
Name: Jeffery A. Bedard
Title: Chief Executive Officer